UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

    “SINOCOM PHARMACEUTICAL, INC.”

(Name of Issuer)

    Series A Redeemable Convertible Preferred Stock, par value $0.001 per share

(Title of Class of Securities)

    N/A

(CUSIP Number)

    Hoe Boon Kwee and Teo Yi-Dar

c/o #05-04/05 Odeon Towers

331 North Bridge Road

Singapore 188720

011-65-63399090

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

    December 3, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) SEAVI Advent Equity V (A) 000-00-0000
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,395,313 shares of Series A Redeemable Convertible Preferred Stock*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,395,313 shares of Series A Redeemable Convertible Preferred Stock*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,395,313 shares of Series A Redeemable Convertible Preferred Stock*
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 46.67% of Sinocom Pharmaceutical, Inc.’s of Series A Redeemable Convertible Preferred Stock*
14.	Type of Reporting Person HC

*	Convertible into shares of common stock, par value $0.001 (the “Common Stock”), constituting 8.50% of the outstanding shares of Common Stock of Sinocom Pharmaceutical, Inc., determined on a fully-diluted basis.

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) SEAVI Advent Corporation Limited 000-00-0000
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,395,313 shares of Series A Redeemable Convertible Preferred Stock*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,395,313 shares of Series A Redeemable Convertible Preferred Stock*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,395,313 shares of Series A Redeemable Convertible Preferred Stock*
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 46.67% of Sinocom Pharmaceutical, Inc.’s of Series A Redeemable Convertible Preferred Stock
14.	Type of Reporting Person CO

*	Convertible into shares of common stock, par value $0.001 (the “Common Stock”), constituting 8.50% of the outstanding shares of Common Stock of Sinocom Pharmaceutical, Inc., determined on a fully-diluted basis.

Item 1.	Security and Issuer.

This Statement relates to Series A Redeemable Convertible Preferred Stock, $0.001 par value per share (the “Series A Preferred Stock”) of Sinocom Pharmaceutical, Inc., a Nevada corporation (“Sinocom”), whose principal executive office is located at Room 3, 21/F, Far East Consortium Building, 121 Des Voeux Road.

Item 2.	Identity and Background.

This Statement is being filed on behalf of each of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

(i) SEAVI Advent Equity V (A) (“SEAVI”); and

(ii) SEAVI Advent Corporation Limited (“SEAVI Corp.”)

The Statement relates to the shares of Series A Preferred Stock held for the account of SEAVI Corp.

The Reporting Persons

SEAVI is an investment holding company incorporated in the British Virgin Islands, with its principal business address at c/o #05-04/05 Odeon Towers, 331 North Bridge Road, Singapore 188720. The principal business of SEAVI is to make private equity investments for long term returns. Current information concerning the identity and background of the directors and officers of SEAVI is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

SEAVI Corp. is a limited private company incorporated in Singapore, with its principal business address at c/o #05-04/05 Odeon Towers, 331 North Bridge Road, Singapore 188720. The principal business of SEAVI Corp. is to provide fund management services. Current information concerning the identity and background of the directors and officers of SEAVI Corp. is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2, has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On December 3, 2009, SEAVI acquired from Sinocom in a private placement preferred equity securities of Sinocom pursuant to a Series A Preferred Stock Purchase Agreement, dated as of October 28, 2009 (the “Purchase Agreement”), by and among Sinocom, Mr. Chi Kwong Wan, Mr. Xuexiang Ai, Eastern Wealthy International Invest Limited, a British Virgin Islands limited company, DBS Nominees (Private) Limited, a limited private company incorporated in Singapore (“DBS”), and SEAVI. Under the terms of the Purchase Agreement, Sinocom agreed to sell to DBS and SEAVI (i) an aggregate of 15,847,099 shares of the Series A Preferred Stock, which is initially convertible into shares of Sinocom’s common stock, par value $0.001 per share (the “Common Stock”) constituting 18.16% of the outstanding shares of Common Stock of Sinocom, determined on a fully-diluted basis. SEAVI purchased 7,395,313 of the Series A Preferred Stock, which is initially convertible into shares of Sinocom’s Common Stock, constituting 8.5% of the outstanding shares of Common Stock of Sinocom, determined on a fully-diluted basis. The purchase price was $0.9465 for each share of Series A Preferred Stock. The Series A Preferred Stock also has a liquidation preference per share equal to the original price per share thereof plus 10% per annum rate of return from the date of issuance of the applicable shares of Series A Preferred Stock, compounded quarterly, minus any previously declared and paid dividends thereon, and is subject to repurchase by Sinocom at SEAVI’s election under certain circumstances, or following the consummation of certain fundamental transactions by Sinocom, at the option of a majority of the holders of the Series A Preferred Stock. Holders of Series A Preferred Stock, including SEAVI, will be entitled to receive cash dividends, which will accrue at the rate of 5.0% per annum for the twelve month period following the issue date and at the rate of 10.0% per annum for each twelve month period thereafter. The Series A Preferred Stock ranks, with respect to dividend rights and rights upon liquidation, senior to Sinocom’s Common Stock.

SEAVI financed the acquisition of the Series A Preferred Stock through an undocumented loan from its limited partners.

The foregoing summary of the Purchase Agreement is qualified in its entirety by reference to the copy of the Purchase agreement furnished as Exhibit 99.1 hereto.

Item 4.	Purpose of Transaction.

SEAVI acquired the Series A Preferred Stock for investment purposes.

Item 5.	Interest in Securities of the Issuer.

(a) As of the close of the business day on December 3, 2009, the Reporting Persons may be deemed to beneficially own, in the aggregate, 7,395,313 shares of Series A Preferred Stock (which are convertible into shares of Common Stock, constituting 8.50% of the outstanding shares of Common Stock of Sinocom, determined on a fully-diluted basis) representing 46.67% of Sinocom’s outstanding shares of Series A Preferred Stock.

(b) As of the close of the business day on December 3, 2009, the Reporting Persons may be deemed to beneficially own, in the aggregate, 7,395,313 shares of Series A Preferred Stock (which are convertible into shares of Common Stock, constituting 8.50% of the outstanding shares of Common Stock of Sinocom, determined on a fully-diluted basis) representing 46.67% of Sinocom’s outstanding shares of Series A Preferred Stock.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Sinocom entered into a Registration Rights Agreement with DBS and SEAVI, dated as of December 3, 2009, pursuant to which Sinocom agreed to register the resale of the shares of Common Stock issuable upon conversion of the Series A Preferred Stock. Sinocom is required to file a registration statement with the Securities and Exchange Commission no later than April 2, 2010. Sinocom is obligated to cause the registration statement to be declared effective under the Securities Act of 1933, as amended, as soon as possible, but in any event within 180 days of December 3, 2009, subject to certain adjustments. Sinocom will pay all expenses incurred in connection with filing such registration statement.

Sinocom also entered into a Voting Agreement with DBS, SEAVI and certain key shareholders dated as of December 3, 2009, pursuant to which, among other things, DBS was granted the right to designate one member of Sinocom’s board of directors (such individual, the “Series A Director”). The Series A Director designated by DBS is Stanley Leung, who is an employee of DBS Bank Ltd.

Item 7.	Material to be Filed as Exhibits.

The Index of Exhibits is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this Amendment is true, complete and correct.

Date: December 14, 2009	SEAVI ADVENT EQUITY V (A)

	By:	/s/ TEO YI-DAR
	Name:	Teo Yi-Dar
	Title:	Partner

Date: December 14, 2009	SEAVI ADVENT CORPORATION

	By:	/s/ TEO YI-DAR
	Name:	Teo Yi-Dar
	Title:	Partner

ANNEX A

Directors and Officers of SEAVI Advent Equity V (A) Ltd

Name/Citizenship	Principal Occupation	Business Address
Derrick Lee Meow Chan / Singapore	Director	18 Grove Drive, Singapore 279058

Hoe Boon Kwee / Singapore	Director	21B Rosyth Road, Singapore 546717

Directors and Officers of SEAVI Advent Corporation Limited

Name/Citizenship	Principal Occupation	Business Address
Tan Keng Boon / Singapore	Director	22 Holland Green, Singapore 276145

Derrick Lee Meow Chan / Singapore	Director	18 Grove Drive, Singapore 279058

Codan Trust Company (Cayman) Limited / Cayman Islands	Secretary	Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman KY1-1111, Cayman Islands

Hoe Boon Kwee/ Singapore	Director (Alternate)	21-B Rosyth Road, Singapore 546171

To the best of the Reporting Persons’ knowledge:

(a)	None of the above persons holds any shares of Common Stock.

(b)	None of the above persons has any contracts, arrangements, understandings or relationships with respect to any shares of Common Stock.

Index of Exhibits

Exhibit 99.1	Series A Preferred Stock Purchase Agreement, dated as of October 28, 2009 by and among Sinocom, Mr. Chi Kwong Wan, Mr. Xuexiang Ai, Eastern Wealthy International Invest Limited, DBS Nominees (Private) Limited, and SEAVI Advent Equity V (A) Ltd

Exhibit 99.2	Investors’ Rights Agreement, dated as of December 3, 2009, by and among Sinocom, Mr. Chi Kwong Wan, Mr. Xuexiang Ai, Eastern Wealthy International Invest Limited, DBS Nominees (Private) Limited, and SEAVI Advent Equity V (A) Ltd

Exhibit 99.3	Registration Rights Agreement, by and among Sinocom, DBS Nominees (Private) Limited, and SEAVI Advent Equity V (A) Ltd, dated as of December 3, 2009

Exhibit 99.4	Voting Agreement, by and among Sinocom, Mr. Chi Kwong Wan, Mr. Xuexiang Ai and Eastern Wealthy International Invest Limited, dated as of December 3, 2009